UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

QEP Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74733V100
(CUSIP Number)

Paul Glazer
Glazer Capital, LLC
250 West 55th Street, Suite 30A
New York, NY 10019
(212) 808-7304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74733V100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Glazer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 74733V100	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Paul J. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74733V100	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of QEP Resources, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1050 17th Street, Suite 800, Denver, Colorado 80265.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), the investment manager to certain funds and managed accounts (the "Glazer Funds"), with respect to the shares of Common Stock held by the Glazer Funds; and

(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.

(c)	The principal business of each of the Reporting Persons is investment management.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Glazer Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

CUSIP No. 74733V100	SCHEDULE 13D	Page 5 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $47,836,615 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Glazer Funds.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for the Glazer Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Glazer Capital acquired the shares of Common Stock on behalf of the Glazer Funds based on its belief that the shares of Common Stock were undervalued.

On March 8, 2021, Glazer Capital issued via press release (the "March 8 Press Release") an open letter to shareholders of the Issuer detailing its intention to vote AGAINST the proposed acquisition of the Issuer (the "Proposed Acquisition") by Diamondback Energy, Inc. ("Diamondback") at a special meeting of shareholders of the Issuer scheduled to be held on March 16, 2021.  In the letter, Glazer Capital detailed how the recent surge in the valuations of small cap exploration and production (E&P) companies renders materially inadequate the consideration for the Issuer's shares offered by Diamondback in the Proposed Acquisition. The letter further details Glazer Capital’s belief that given the change in circumstances, ISS should revise its recommendation and urge shareholders of the Issuer to vote against the Proposed Acquisition. The foregoing description of the March 8 Press Release is qualified by reference to the full text of the March 8 Press Release, which is attached as Exhibit A to the Schedule 13D.

On March 11, 2021, Glazer Capital issued a press release reiterating its opposition to the Proposed Acquisition. A copy of the press release is attached as Exhibit B to the Schedule 13D.

The Reporting Persons may engage in, discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the matters set forth in the March 8 Press Release and March 11 Press Release and the Reporting Persons' investment in the shares of Common Stock and the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, continuing to purchase additional shares of Common Stock or selling some or all of its shares of Common Stock, engaging in or increasing short positions of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 74733V100	SCHEDULE 13D	Page 6 of 8 Pages

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 242,565,822 shares of Common Stock outstanding as of January 31, 2021, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on February 24, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities. In addition, on March 17, 2021, the Proposed Acquisition closed and the 13,877,542 shares of Common Stock then held by the Glazer Funds were each converted into the right to receive 0.05 of a share of common stock of Diamondback.

(d)	No person (other than the Reporting Persons and the Glazer Funds) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	March 17, 2021.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	March 8 Press Release

Exhibit B:	March 11 Press Release

Exhibit C	Joint Filing Agreement

CUSIP No. 74733V100	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021

GLAZER CAPITAL, LLC

By:	/s/ Paul J. Glazer
Name:	Paul J. Glazer
Title:	Managing Member

/s/ Paul J. Glazer
Paul J. Glazer

CUSIP No. 74733V100	SCHEDULE 13D	Page 8 of 8 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

1/19/2021	34,939	2.97
1/20/2021	45,170	3.01
1/21/2021	268,860	2.93
1/22/2021	540,982	3.08
1/25/2021	104,629	3.05
1/26/2021	765,000	3.06
1/27/2021	41,000	2.82
1/28/2021	450,360	2.88
1/29/2021	49,140	2.85
2/1/2021	106,580	2.87
2/2/2021	345,200	2.92
2/3/2021	300,000	3.07
2/4/2021	22,005	3.21
2/5/2021	277,500	3.18
2/8/2021	2,031	3.28
2/9/2021	2,000	3.34
2/19/2021	91,141	3.25
2/22/2021	135,940	3.38
2/23/2021	300,000	3.46
2/24/2021	585	3.55
2/25/2021	118,300	3.53
2/26/2021	72,280	3.45
3/1/2021	110,730	3.62
3/3/2021	201,280	3.77
3/4/2021	451,760	4.02
3/5/2021	2,439,130	4.30
3/8/2021	2,349,740	4.28
3/15/2021	4,000	4.15